

July 26, 2012

Via E-mail
William P. McDermitt
Chief Executive Officer
Nostalgia Family Brands, Inc.
20 Pape Drive
Atlantic Highlands, NJ 07716

> **Re: Nostalgia Family Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-181652**

Dear Mr. McDermitt:

We have reviewed your response letter dated July 9, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 9, 2012

General

1.   We note your response to prior comment 1, and your revised disclosure that you will lose your emerging growth company status upon the earliest of certain dates, including the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, the Jumpstart Our Business Startups Act provides that an issuer will lose emerging growth company status on the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. Please revise.

2.   We note that you have not responded to a portion of prior comment 1, so we reissue such comment in part. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Exhibits

Exhibit 5.1

3.   We note that the legality opinion does not include a conformed signature by counsel. Please file a revised legality opinion that reflects, if true, that counsel has signed the opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any questions.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director

cc: Mr. Stephen E. Fox